Exhibit 99.1

Trip.com Group Limited Reports Unaudited Fourth Quarter and Full Year of 2019 Financial Results

Shanghai, China, March 19, 2020 - Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Key Highlights for the Fourth Quarter and Full Year of 2019

•	Trip.com Group reported strong financial results for the fourth quarter and full year of 2019.

—

Income from operations for the fourth quarter of 2019 was RMB580 million (US$84 million), compared to the loss of RMB189 million in the same period in 2018. Excluding share-based compensation charges, non-GAAP income from operations increased by 294% year-over-year to RMB1.0 billion (US$148 million) in the fourth quarter of 2019.

—

Net income attributable to Trip.com Group’s shareholders reached RMB2.0 billion (US$289 million) in the fourth quarter of 2019, resulting in 2019 full year net income of RMB7.0 billion (US$1.0 billion), compared to net loss of RMB1.2 billion in same period in 2018 and net income of RMB1.1 billion for full year 2018. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP net income attributable to Trip.com Group’s shareholders increased by 132% year-over-year to RMB1.2 billion (US$171 million) in the fourth quarter of 2019 and by 19% year-over-year to RMB6.5 billion (US$937 million) for full year 2019.

•	Our international business maintained robust growth despite regional challenges.

—	The year-over-year revenue growth for hotels (excluding Greater China destinations) reached 51% in the fourth quarter of 2019.

—	Brand Trip.com delivered its 13th consecutive triple-digit growth for international air ticketing volume in the fourth quarter of 2019.

•	The Company meaningfully increased the presence in lower-tier cities.

—	Ctrip branded low-star hotel room-nights increased around 50% year-over-year in the fourth quarter of 2019.

—	By the end of 2019, our offline stores reached close to 8,000 in operation and in pipeline.

“We achieved strong results in the fourth quarter, despite facing macro challenges in certain regions,” said Jane Sun, Chief Executive Officer. “The team delivered solid execution, driving both topline growth and bottom line profitability. Our business fundamentals have never been healthier than today, with both international expansion and lower-tier city penetration becoming increasingly important drivers in our future growth roadmap.”

“Despite a challenging beginning in 2020, we are confident of the underlying fundamentals of the Chinese economy, and continue to feel excited about the opportunities globally as well”, said James Liang, Executive Chairman. “During the recent novel coronavirus outbreak, we took immediate actions to take care of our customers and partners, while taking on necessary financial impact in the near term. We firmly believe it was the right thing to do for us as the industry leader, and look forward to coming back even stronger after the outbreak is contained. Looking beyond the temporary slowdown, we continue to strive to become the best travel companion for a global and growing customer base in the many years to come.”

Fourth Quarter and Full Year of 2019 Financial Results and Business Updates

For the fourth quarter of 2019, Trip.com Group reported net revenue of RMB8.3 billion (US$1.2 billion), representing a 10% increase from the same period in 2018. Net revenue for the fourth quarter of 2019 decreased by 20% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2019, net revenue was RMB35.7 billion (US$5.1 billion), representing a 15% increase from 2018.

Accommodation reservation revenue for the fourth quarter of 2019 was RMB3.0 billion (US$426 million), representing a 12% increase from the same period in 2018, primarily due to our brand’s extensive global reach, expansion in our global product portfolio, and provision of diversified accommodation choices to prospective customers. Accommodation reservation revenue for the fourth quarter of 2019 decreased by 28% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2019, accommodation reservation revenue was RMB13.5 billion (US$1.9 billion), representing a 17% increase from 2018. The accommodation reservation revenue accounted for 38% of the total revenue in 2019 and 37% of the total revenue in 2018.

Transportation ticketing revenue for the fourth quarter of 2019 was RMB3.5 billion (US$498 million), representing a 2% increase from the same period in 2018. Transportation ticketing revenue decreased by 7% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2019, transportation ticketing revenue was RMB14.0 billion (US$2.0 billion), representing an 8% increase from 2018. The transportation ticketing revenue accounted for 39% of the total revenue in 2019 and 42% of the total revenue in 2018.

Packaged tour revenue for the fourth quarter of 2019 was RMB800 million (US$115 million), representing an 11% increase from the same period in 2018, primarily driven by an increase of organized tours and self-guided tours. Packaged tour revenue for the fourth quarter of 2019 decreased by 51% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2019, packaged tour revenue was RMB4.5 billion (US$651 million), representing a 20% increase from 2018. The packaged tour revenue accounted for 13% of the total revenue in 2019 and 12% of the total revenue in 2018.

Corporate travel revenue for the fourth quarter of 2019 was RMB373 million (US$54 million), representing a 33% increase from the same period in 2018, primarily driven by expansion in travel product coverage and corporate customer base. Corporate travel revenue for the fourth quarter of 2019 increased by 11% from the previous quarter.

For the full year ended December 31, 2019, corporate travel revenue was RMB1.3 billion (US$180 million), representing a 28% increase from 2018. The corporate travel revenue accounted for 4% of the total revenue in 2019 and 3% of the total revenue in 2018.

Gross margin was 79% for the fourth quarter of 2019, remained consistent with that for the same period in 2018 and the previous quarter.

For the full year ended December 31, 2019, gross margin was 79%, compared to 80% in 2018.

Product development expenses for the fourth quarter of 2019 decreased by 1% to RMB2.7 billion (US$387 million) from the same period in 2018, and decreased by 3% from the previous quarter. Product development expenses for the fourth quarter of 2019 accounted for 32% of the net revenue. Excluding share-based compensation charges, non-GAAP product development expenses for the fourth quarter of 2019 accounted for 29% of the net revenue, which decreased from 33% for the same period of 2018 and increased from 25% for the previous quarter.

For the full year ended December 31, 2019, product development expenses increased by 11% to RMB10.7 billion (US$1.5 billion) from 2018 and accounted for 30% of the net revenue. Excluding share-based compensation charges, non-GAAP product development expenses accounted for 27% of the net revenue, which decreased from 28% in 2018.

Sales and marketing expenses for the fourth quarter of 2019 decreased by 5% to RMB2.5 billion (US$357 million) from the same period in 2018, primarily due to the decrease of sales and marketing related activities. Sales and marketing expenses remained consistent with those for the previous quarter. Sales and marketing expenses for the fourth quarter of 2019 accounted for 30% of the net revenue. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the fourth quarter of 2019 accounted for 29% of the net revenue, which decreased from 34% in the same period in 2018 and increased from 23% in the previous quarter.

For the full year ended December 31, 2019, sales and marketing expenses decreased by 3% to RMB9.3 billion (US$1.3 billion) from 2018 and accounted for 26% of the net revenue. Excluding share-based compensation charges, non-GAAP sales and marketing expenses accounted for 26% of the net revenue, which decreased from 30% in 2018.

General and administrative expenses for the fourth quarter of 2019 increased by 5% to RMB846 million (US$121 million) from the same period in 2018 and increased 5% from the previous quarter, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses for the fourth quarter of 2019 accounted for 10% of the net revenue. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 8% of the net revenue, which remained consistent with those for the same period in 2018 and increased from 6% for the previous quarter.

For the full year ended December 31, 2019, general and administrative expenses increased by 17% to RMB3.3 billion (US$472 million) from 2018 and accounted for 9% of the net revenue. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 7% of the net revenue, which remained consistent with 2018.

Income from operations for the fourth quarter of 2019 was RMB580 million (US$84 million), compared to the loss of RMB189 million in the same period in 2018 and the income of RMB2.2 billion in the previous quarter. Excluding share-based compensation charges, non-GAAP income from operations was RMB1.0 billion (US$148 million), compared to RMB261 million in the same period in 2018 and RMB2.6 billion in the previous quarter.

For the full year ended December 31, 2019, income from operations was RMB5.0 billion (US$723 million), compared to RMB2.6 billion in 2018. Excluding share-based compensation charges, non-GAAP income from operations was RMB6.8 billion (US$970 million), compared to RMB4.3 billion in 2018.

Operating margin was 7% for the fourth quarter of 2019, compared to -3% in the same period in 2018, and 21% in the previous quarter. Excluding share-based compensation charges, non-GAAP operating margin was 12%, compared to 3% in the same period in 2018 and 25% in the previous quarter.

For the full year ended December 31, 2019, operating margin was 14%, compared to 8% in 2018. Excluding share-based compensation charges, non-GAAP operating margin was 19%, compared to 14% in 2018.

Income tax expense for the fourth quarter of 2019 was RMB364 million (US$52 million), compared to RMB35 million in the same period of 2018 and RMB365 million in the previous quarter. The change in our effective tax rate was primarily due to changes in the profitability of our subsidiaries that have different tax rates, including certain non-taxable income of the fair value changes in equity securities investments.

For the full year ended December 31, 2019, income tax expense was RMB1.7 billion (US$250 million), compared to RMB793 million in 2018.

Net income attributable to Trip.com Group’s shareholders for the fourth quarter of 2019 was RMB2.0 billion (US$289 million), compared to net loss of RMB1.2 billion in the same period in 2018 and net income of RMB793 million in the previous quarter, mainly due to the fair value changes in equity securities investments. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP net income attributable to Trip.com Group’s shareholders was RMB1.2 billion (US$171 million), compared to RMB513 million in the same period in 2018 and RMB2.3 billion in the previous quarter.

For the full year ended December 31, 2019, net income attributable to Trip.com Group’s shareholders was RMB7.0 billion (US$1.0 billion), compared to RMB1.1 billion in 2018. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP net income attributable to Trip.com Group’s shareholders was RMB6.5 billion (US$937 million), compared to RMB5.5 billion in 2018.

Diluted earnings per ADS were RMB3.23 (US$0.46) for the fourth quarter of 2019. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP diluted earnings per ADS were RMB1.94 (US$0.28) for the fourth quarter of 2019.

For the full year ended December 31, 2019, diluted earnings per ADS were RMB11.50 (US$1.65). Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP diluted earnings per ADS were RMB10.75 (US$1.54).

As of December 31, 2019, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB59.9 billion (US$8.6 billion).

Business Outlook

The beginning of 2020 was challenging for travel industry due to the outbreak of the novel coronavirus. As a result of the impact of the coronavirus outbreak, we have lowered our expectations for growth in the first quarter of 2020. For the first quarter of 2020, the Company expects net revenue to decrease by approximately 45% to 50% year-over-year. This forecast reflects the current and preliminary view based on best information available at the time, which is subject to change.

Conference Call

Trip.com Group’s management will hold an earnings conference call at 8:00 PM on March 18, 2020, U.S. Eastern Time (8:00 AM on March 19, 2020, Beijing/Shanghai Time).

The conference call will be available on Webcast live and replay at: https://investors.trip.com. The call will be archived for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	1-855-881-1339 or 1-914-202-3258
Hong Kong:	800-966-806
Mainland China:	4001-200-659
International:	+61-7-3145-4010
Passcode:	10003793

For pre-registration, please click

https://s1.c-conf.com/diamondpass/10003793-invite.html

A telephone replay of the call will be available after the conclusion of the conference call until March 26, 2020. The dial-in details for the replay:

International dial-in number:   +61-7-3107-6325

Passcode:                                   10003793

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Trip.com Group’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments, net of tax, recorded under ASU 2016-1. Trip.com Group’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	21,530	19,923	2,862
Restricted cash	4,244	1,824	262
Short-term investments	36,753	23,058	3,312
Accounts receivable, net	5,668	7,661	1,100
Prepayments and other current assets	11,199	15,489	2,225

Total current assets	79,394	67,955	9,761

Long-term deposits and prepayments	768	1,000	144
Land use rights	94	91	13
Property, equipment and software	5,872	6,135	881
Investments	26,874	51,278	7,366
Goodwill	58,026	58,308	8,375
Intangible assets	13,723	13,173	1,892
Other long-term receivable	229	46	7
Right-of-use asset*	—	1,207	173
Deferred tax assets	850	976	140

Total assets	185,830	200,169	28,752

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	36,011	30,516	4,383
Accounts payable	11,714	12,294	1,766
Salary and welfare payable	3,694	4,829	694
Taxes payable	1,019	1,449	208
Advances from customers	9,472	11,675	1,677
Accrued liability for customer reward program	528	478	69
Other payables and accruals*	6,346	7,941	1,140

Total current liabilities	68,784	69,182	9,937

Deferred tax liabilities	3,838	3,592	516
Long-term debt	24,146	19,537	2,806
Other long-term liabilities	329	264	38
Long-term lease liability*	—	749	108

Total liabilities	97,097	93,324	13,405

MEZZANINE EQUITY
Redeemable non-controlling interests	—	1,142	164

SHAREHOLDERS’ EQUITY

Total Trip.com Group Limited shareholders’ equity	86,715	103,442	14,858

Non-controlling interests	2,018	2,261	325

Total shareholders’ equity	88,733	105,703	15,183

Total liabilities, mezzanine equity and shareholders’ equity	185,830	200,169	28,752

*

The Company adopted ASU No. 2016-02 and ASU No. 2018-11, “Leases,” beginning January 1, 2019 and elected to utilize the additional transition method which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods and no cumulative effect to the opening balance of retained earnings. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

Trip.com Group Limited

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019
	RMB (million)	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	2,656	4,117	2,968	426
Transportation ticketing	3,414	3,721	3,470	498
Packaged-tour	721	1,638	800	115
Corporate travel	279	335	373	54
Others	515	688	732	105

Total revenue	7,585	10,499	8,343	1,198

Less: Sales tax and surcharges	(25)	(23)	(8)	(1)

Net revenue	7,560	10,476	8,335	1,197

Cost of revenue	(1,620)	(2,157)	(1,728)	(248)

Gross profit	5,940	8,319	6,607	949

Operating expenses:
Product development ***	(2,718)	(2,790)	(2,694)	(387)
Sales and marketing ***	(2,609)	(2,478)	(2,487)	(357)
General and administrative ***	(802)	(809)	(846)	(121)

Total operating expenses	(6,129)	(6,077)	(6,027)	(865)

(Loss)/income from operations	(189)	2,242	580	84

Interest income	574	509	536	77
Interest expense	(422)	(423)	(387)	(56)
Other (loss)/income **	(1,103)	(1,349)	1,775	255

(Loss)/income before income tax expense, equity in income of affiliates and non-controlling interests	(1,140)	979	2,504	360

Income tax expense **	(35)	(365)	(364)	(52)
Equity in (loss)/income of affiliates	(66)	206	(147)	(21)

Net (loss)/income	(1,241)	820	1,993	287

Net loss/(income) attributable to non-controlling interests	51	(18)	38	5
Accretion to redemption value of redeemable non-controlling interests	—	(9)	(23)	(3)

Net (loss)/ income attributable to Trip.com Group Limited	(1,190)	793	2,008	289

Comprehensive (loss)/income attributable to Trip.com Group Limited **	(1,997)	477	2,188	314

(Losses)/earnings per ordinary share
- Basic	(17.32)	11.19	27.03	3.88
- Diluted	(17.32)	10.83	25.82	3.71

(Losses)/earnings per ADS
- Basic	(2.17)	1.40	3.38	0.49
- Diluted	(2.17)	1.35	3.23	0.46

Weighted average ordinary shares outstanding
- Basic	68,758,052	70,979,652	74,261,842	74,261,842
- Diluted	68,758,052	75,203,352	80,426,008	80,426,008
- Diluted-non GAAP	74,464,863	79,585,733	77,664,621	77,664,621

*** Share-based compensation included in Operating expenses above is as follows:
Product development	239	213	240	34
Sales and marketing	41	34	38	6
General and administrative	170	146	165	24

** Fair value changes of equity securities investments included in Net (loss)/income is as follow:
Fair value loss/(income) of equity securities investments, net of tax	1,253	1,076	(1,265)	(182)

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter Ended December 31, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,694)	-32%	240	3%	(2,454)	-29%
Sales and marketing	(2,487)	-30%	38	0%	(2,449)	-29%
General and administrative	(846)	-10%	165	2%	(681)	-8%

Total operating expenses	(6,027)	-72%	443	5%	(5,584)	-67%
Income from operations	580	7%	443	5%	1,023	12%
Fair value changes of equity securities investments, net of tax of RMB62 million	1,265	15%	(1,265)	-15%	—	0%
Net income/(loss) attributable to Trip.com Group’s shareholders	2,008	24%	(822)	-10%	1,186	14%
Diluted earnings per ordinary share (RMB)	25.82		(10.31)		15.51
Diluted earnings per ADS (RMB)	3.23		(1.29)		1.94
Diluted earnings per ADS (USD)	0.46		(0.19)		0.28

	Quarter Ended September 30, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,790)	-27%	213	2%	(2,577)	-25%
Sales and marketing	(2,478)	-24%	34	0%	(2,444)	-23%
General and administrative	(809)	-8%	146	1%	(663)	-6%

Total operating expenses	(6,077)	-58%	393	4%	(5,684)	-54%
Income from operations	2,242	21%	393	4%	2,635	25%
Fair value changes of equity securities investments, net of tax of RMB134 million	(1,076)	-10%	1,076	10%	—	0%
Net income attributable to Trip.com Group’s shareholders	793	8%	1,469	14%	2,262	22%
Diluted earnings per ordinary share (RMB)	10.83		18.73		29.56
Diluted earnings per ADS (RMB)	1.35		2.35		3.70
Diluted earnings per ADS (USD)	0.19		0.33		0.52

	Quarter Ended December 31, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,718)	-36%	239	3%	(2,479)	-33%
Sales and marketing	(2,609)	-35%	41	1%	(2,568)	-34%
General and administrative	(802)	-11%	170	2%	(632)	-8%

Total operating expenses	(6,129)	-81%	450	6%	(5,679)	-75%
Loss from operations	(189)	-3%	450	6%	261	3%
Fair value changes of equity securities investments, net of tax of RMB99 million	(1,253)	-12%	1,253	12%	—	0%
Net (loss)/income attributable to Trip.com Group’s shareholders	(1,190)	-16%	1,703	23%	513	7%
Diluted (losses)/earnings per ordinary share (RMB)	(17.32)		24.53		7.21
Diluted (losses)/earnings per ADS (RMB)	(2.17)		3.07		0.90
Diluted (losses)/earnings per ADS (USD)	(0.32)		0.45		0.13

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.9618 on December 31, 2019 published by the Federal Reserve Board.

Trip.com Group Limited

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Year Ended	Year Ended	Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	11,580	13,514	1,941
Transportation ticketing	12,947	13,952	2,004
Packaged-tour	3,772	4,534	651
Corporate travel	981	1,255	180
Others	1,824	2,461	353

Total revenue	31,104	35,716	5,129

Less: Sales tax and surcharges	(139)	(50)	(7)

Net revenue	30,965	35,666	5,122

Cost of revenue	(6,324)	(7,372)	(1,059)

Gross profit	24,641	28,294	4,063

Operating expenses:
Product development ***	(9,620)	(10,670)	(1,533)
Sales and marketing ***	(9,596)	(9,295)	(1,335)
General and administrative ***	(2,820)	(3,289)	(472)

Total operating expenses	(22,036)	(23,254)	(3,340)

Income from operations	2,605	5,040	723

Interest income	1,899	2,094	301
Interest expense	(1,508)	(1,677)	(241)
Other (loss)/income **	(1,075)	3,630	521

Income before income tax expense, equity in income of affiliates and non-controlling interests	1,921	9,087	1,304

Income tax expense **	(793)	(1,742)	(250)
Equity in loss of affiliates	(32)	(347)	(50)

Net income	1,096	6,998	1,004

Net loss attributable to non-controlling interests	16	57	8
Accretion to redemption value of redeemable non-controlling interests	—	(44)	(6)

Net income attributable to Trip.com Group Limited	1,112	7,011	1,006

Comprehensive (loss)/income attributable to Trip.com Group Limited **	(656)	6,988	1,004

Earnings per ordinary share
- Basic	16.25	98.78	14.19
- Diluted	15.67	92.02	13.22

Earnings per ADS
- Basic	2.03	12.35	1.77
- Diluted	1.96	11.50	1.65

Weighted average ordinary shares outstanding
- Basic	68,403,426	70,983,996	70,983,996
- Diluted	70,924,623	80,244,014	80,244,014
- Diluted-non GAAP	80,529,171	80,244,014	80,244,014

*** Share-based compensation included in Operating expenses above is as follows:
Product development	934	919	132
Sales and marketing	156	144	21
General and administrative	617	651	94

** Fair value changes of equity securities investments included in Net income is as follow:
Fair value loss/(income) of equity securities investments, net of tax	2,661	(2,198)	(316)

Trip.com Group Limited

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Year Ended December 31, 2019
	GAAP Result	% of Net Revenues	Non-GAAP Adjustment	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Product development	(10,670)	-30%	919	3%	(9,751)	-27%
Sales and marketing	(9,295)	-26%	144	0%	(9,151)	-26%
General and administrative	(3,289)	-9%	651	2%	(2,638)	-7%

Total operating expenses	(23,254)	-65%	1,714	5%	(21,540)	-60%
Income from operations	5,040	14%	1,714	5%	6,754	19%
Fair value changes of equity securities investments, net of tax of RMB136 million	2,198	6%	(2,198)	-6%	—	0%
Net income/(loss) attributable to Trip.com Group’s shareholders	7,011	20%	(484)	-1%	6,527	18%
Diluted earnings per ordinary share (RMB)	92.02		(6.03)		85.99
Diluted earnings per ADS (RMB)	11.50		(0.75)		10.75
Diluted earnings per ADS (USD)	1.65		(0.11)		1.54

	Year Ended December 31, 2018
	GAAP Result	% of Net Revenues	Non-GAAP Adjustment	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Product development	(9,620)	-31%	934	3%	(8,686)	-28%
Sales and marketing	(9,596)	-31%	156	1%	(9,440)	-30%
General and administrative	(2,820)	-9%	617	2%	(2,203)	-7%

Total operating expenses	(22,036)	-71%	1,707	6%	(20,329)	-66%
Income from operations	2,605	8%	1,707	6%	4,312	14%
Fair value changes of equity securities investments, net of tax of RMB403 million	(2,661)	-9%	2,661	9%	—	0%
Net income attributable to Trip.com Group’s shareholders	1,112	4%	4,368	14%	5,480	18%
Diluted earnings per ordinary share (RMB)	15.67		58.12		73.79
Diluted earnings per ADS (RMB)	1.96		7.26		9.22
Diluted earnings per ADS (USD)	0.29		1.05		1.34

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.9618 on December 31, 2019 published by the Federal Reserve Board.